Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 005-80961

In connection with the offer by Gas Natural SDG, S.A. (Gas Natural) to acquire 100% of the share capital of Endesa, S.A. (Endesa), Gas Natural has filed with the United States Securities and Exchange Commission (SEC) a registration statement on Form F-4 (File No.: 333-132076), which includes a prospectus and related exchange offer materials to register the Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural American Depositary Shares (ADSs)) to be issued in exchange for Endesa ordinary shares held by U.S. persons and for Endesa ADSs held by holders wherever located. In addition, Gas Natural has filed a Statement on Schedule TO with the SEC in respect of the exchange offer. INVESTORS AND HOLDERS OF ENDESA SECURITIES ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROSPECTUS, THE STATEMENT ON SCHEDULE TO, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS AND SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the registration statement, the prospectus and related exchange offer materials and the Statement on Schedule TO, as well as other relevant documents filed with the SEC, at the SEC’s website at www.sec.gov. The prospectus and other transaction-related documents are being mailed to holders of Endesa securities eligible to participate in the U.S. offer and additional copies may be obtained for free from Georgeson Shareholder Communications, Inc., the information agent: 17 State Street, 10th Floor, New York, New York 10004, Toll Free (888) 206-0860, Banks and Brokers (212) 440-9800.

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to buy Gas Natural ordinary shares (including Gas Natural ordinary shares represented by Gas Natural ADSs) in the United States will only be made pursuant to a prospectus and related offering materials that will be mailed to holders of Endesa ADSs and U.S. holders of Endesa ordinary shares. Investors in ordinary shares of Endesa should not subscribe for any Gas Natural ordinary shares to be issued in the offer to be made by Gas Natural in Spain except on the basis of the final approved and published offer document in Spain that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The presentation of the 2005 results was made in Spanish and simultaneously translated to the audience in English by an interpreter. This is a transcript of the simultaneous translation. As a result of such simultaneous translation this transcript may contain certain errors and/or omissions as a result of either (i) the simultaneous translation and/or (ii) the transcript process, for which Gas Natural SDG, S.A. is not responsible.

Madrid, March 1st 2006

Luis Calvo: Good afternoon and welcome to this presentation of results for 2005 by Gas Natural. Here with us we’ve got our CEO Rafael Villaseca, our Strategy and Development Director, Antonio Basolas, and our CFO, Carlos Álvarez.

So I will give - to the floor first of all to the CEO Mr Rafael Vilaseca.

RV: Well good afternoon everyone. First of all many thanks for coming here whether you have come here physically to sit in the audience or whether you are listening to us over the wireless communication service. Thank you for listening to us. I am sorry that we have got a two days’ delay in actually getting here to this meeting. Mainly that was due to the need to have a couple of extra days to be able to get a detailed analysis amongst other things of the measures that the government approved last Friday in the council of ministers which were published yesterday. So, I am sorry about that slight delay. And, we can now start the presentation which we are used to now as we have been together in many events in the past and then we will have Q&A. So we’ve got the agenda here. First of all, we will talk about the highlights for last year, then we will analyse the 2005 results, look at the outlook for 2006, then talk about the update of the regulations and then we will devote a few words to our immediate plans to create a leading global energy group, fully integrated.

So, talking about the highlights for 2005, I hope you will allow me to say that we have very clearly been complying with the targets laid out in our strategy plan. The growth by 16.7% in our net profit brought us up 749 million euros. So, there we are, following the plan we had established despite the fact that it was a complex year for various reasons and we can analyse in some detail now mainly because of the imbalances which we had already announced to you in the middle of the year which came up both in the gas market and in the electricity market. These were imbalances that had a negative impact on our income statement and we had to react in the second half year with a result which we are very satisfied with but which nonetheless will be used as the baseline for this year.

The reaction to the imbalances was mainly due to refocusing the gas supply business as the sector is liberalised and freed up from the regulations and that has got to do with that council of ministers meeting that I was talking about before and also the increasing contribution of electricity to our results because of the restructuring of our customer portfolio to rebalance the imbalance that I was talking about in that area and finally, distribution in Spain and Latin America continue to see demand increase and improvements in efficiencies and that is why we have managed to hit record revenue levels. So, that has meant that we are not only able to overcome the problems of these imbalances I was talking about but also to lay the foundations for this year.

So let’s talk about the imbalances then.

First of all, I should say that one was related to the situation of international gas prices with imbalances between the international prices and the regulated tariff, despite the fact that the spot market in gas was at higher prices in the 80s. Nonetheless we had our tariffs indexed to prevailing prices because of the possibilities of a return to the regulated market so there was this imbalance between the official market prices and the international market prices which meant that some companies had to leave the market and companies like us had to correct our portfolio.

So what do we do about this. Well, we tried to correct our portfolio with industrial customers more than others and getting new customers and also we had to change the regulated tariffs. This change did begin in the fourth quarter of last year and it was consolidated this year. The tariffs in the regulated market which as you know didn’t cover this 20%, now recognise that we have to make a lot of spot purchases in order to cover the peaks that occur throughout the year. So, apart from all of that there was the elimination of tariffs which not only prevented a return to the regulated market, which was one of the provisions established last year, but eliminating the tariffs for high consumers and the council of ministers said that they would eliminate the tariffs in 2008. (We will talk about that later).

So, all of that has meant that as the year went along we saw better returns on the gas business, which will probably improve yet further in 2006. As you can see, it is very easy to establish how this first imbalance occurred. The cost of the raw material prices which are used to establish the regulated prices began to have an enormous spread against for example the Henry Hub index especially in the second half of the year. This was a problem which began at the end of 2004 and then got worse and we hope peaked out in the fourth quarter.

The rebalancing of our customer portfolio because 80% is now in the liberalised sector and the freeing up of the cost of raw materials which I talked about is really helping us to solve the problems we suffered because of this. A very specific way of understanding the progress made in this refocusing of the sector–mainly liberalisation of the gas sector– was the revision of the raw material costs that were included in the tariffs. In the previous year there were two rises, one in October of 21% in order to take into account the high impact on the international supply cost and the second in January as part of the ordinary review which always takes place using the formula of all the gases which are used in the basket, basically the domestic basket.(that was 14%)

Both of these rises in prices meant a total increase of 38% which meant that we can expect prices to go down and it will be possible to work in this business with the hope of decent returns and the concept of big customers has changed and those who consume more than 100 Kwh per year which currently represents 63% of the Spanish market have not only been liberalised but they are no longer allowed to return to the tariff system. The other 20% have decided to go on to the free market but they are allowed to return to the tariff market under certain conditions and the council of ministers said that they would have what they call the domestic refuge tariff for 2008. So, the policy is the right policy recognising the real costs of supply in the market and at the same time opening up the market. The degree of liberalisation, the degree to which the Spanish gas market is open, has gone up from 80 to 83% and that would have gone up even more if some customers especially the bi-fuel plants had not taken refuge in the tariff market in order to take advantage of this kind of protection that they could get from that. Otherwise the advance of the Spanish gas market towards total liberalisation would have been much faster. Another of the measures which we announced to you was especially as of the second quarter and I talked about this with you, analysing the second and the third quarter last year. I talked about the problems and the solutions.

Now, one solution was very clearly the need to restructure our customer portfolio. The first thing we did was to renew customers or take out new contracts with customers taking into account the current market conditions and that has meant, as you can see on the right of the chart, reductions in our discounts of 10.8 which was the average in the first quarter of the previous year to 5.1% of the average tariffs at year-end of the year before. All of this work didn’t go down very well with our customers who had to swallow the effects of the brusque changes in the fuel prices in the world and as a consequence there was a reduction of 14% in the total volume of gas in our industrial portfolio. We assigned 40% or we gave away 40% of the industrial market and that meant that we could go down from 10.8 to 5.1% in terms of our average discount.

Both effects occurred because of ending contracts during the average duration of these contracts and we are now continuing to work, trying to explain to our customers who understand I think that the gas market is suffering the ups and downs of the world market and Spain therefore cannot be a bystander – we have to renew our customer base and renew our contracts. The effects would be seen positively in 2006 because we are not only annualising this figure but we will also continue to work to try to renew contracts before they expire and that meant that in 2005 our EBITDA was over 180 million and we have a 54% share of the market, the regulated market, and 49% of the free market. So, we have improved our portfolio and we have maintained about half of the Spanish gas business. So, 180 million EBITDA – a very positive effect in 2005 and I think it probably establishes the route that we will continue to follow in 2006.

So, let’s talk about the electricity business now. There too, we saw an imbalance. First of all, there was the imbalance that I mentioned last year in the quarterly results and then we had excellent expectations as we saw volumes and prices improving. Now the imbalance I think you will understand because we talked about it before, is related to the fact that there are big differences between the pool prices and the tariff prices. Contrary to what happens in gas, two-thirds of the electricity market as you well know are in the regulated market and that has not really liberalised hardly at all. These two-thirds then naturally are indexed to the tariff which was 32 euros per megawatt hour last year. That’s the pool of course, that’s the pool price as we call it. And, then we had to index our spot contracts to that price. So, we wanted to be integrated operators not only generating electricity in the regulated market but we also wanted to enjoy the possibilities of taking advantage of what was known as the electricity deficit and so working in the spot market this was a difference which actually meant losses.

So, this big imbalance meant that over time the business wasn’t sustainable and so the council of ministers recognised that in the measures that we will be talking about later. That was one problem.

The second was the outcome of the first. That naturally the customer portfolio in the spot market was really a machine to lose money. It was impossible to sell energy at its real price because the market was basically indexed to the regulated market and it was very difficult to avoid that and that meant that all operators had to drastically cut their supply to the spot market and focus on the tariff market and Gas Natural did what can be seen in the next chart on the right then.

You can see that from 4.7 TWh/y tariffs that we had an average in our industrial portfolio of customers in the first quarter, we moved on to 1.7 in the final quarter. So that’s a 65% reduction in industrialised customers in the spot market in the liberalised market because obviously it didn’t make sense to work on that market with the tariffs that we had. And on the left you can see the imbalance between the implicit tariff and the pool costs which was 30 euros per megawatt hour and by the end of the year that meant a deficit which you can see here of 3.6 billion. So, that meant that everybody was getting out of the liberalised market, the spot market, and we are in a situation which was very difficult to sustain. We told you this some months back. So, with the new resolutions from the council of ministers and the new regulations which will be coming out soon, we should see a radical change in this really quite extraordinary framework that we have had to operate in for the last few months.

Going on talking about electricity, I can say that we have increased our installed capacity trebling electricity generation with the incorporation of new combined cycles in Arrúbal putting 800 megawatts which we already had with the further 1,200 megawatts which we got from Cartagena. So, in EBITDA, let’s see if I can say it properly, the positive impact of the Cartagena plants will be seen in 2006 and with the annualising of the purchase of Dersa which took place at the end of last year. I also wanted to say that we still have a policy to develop combined cycle and our objective of 4,800 MW should be possible because of the technical circumstances which we currently enjoy which means that we will be able to comply with the commitments that we took on and our strategic plan.

In our electricity results, we have been impacted by some one-off situations which have rather distorted results in this business but they are not recurring events so we are convinced that this year the results should reflect not just the improvements in the business in 2006 but also compare well against the previous year because of not repeating the previous year. We have gone up from 44 to 90 millions in EBITDA but we had to suffer because we had two one-offs which impacted us and reduced the growth in the business.

First, was the force majeure in our gas contract in Qatar and there we had problems at the end of last year for about a quarter and there were two main impacts - lesser activity in our combined cycle plants because of a lack of gas and then additional cost in buying gas to replace the gas that we weren’t getting from Qatar. That had a total impact of about 40 million euros.

Then, secondly, we had the losses because of the electricity portfolio we were talking about before. If we look at the losses in customers lost, which was an improvement in fact, that 70 million more euros, not recurrent of course, because they are not there anymore. So, there are 110 million in our EBITDA for electricity which should have come out if we hadn’t had these two one-offs impacting us.

So, it is only reasonable to think that in 2006 the starting point will be about 200 million Euro and then we should look at two other phenomena – the new CCGT in Cartagena whose EBITDA didn’t contribute to last year and also the realisation of our purchase of Dersa which was not annualised. And as we are not going to be so much in the regulated market, the prices this year will be more efficient and that will be reflected in our income statement. So, this year we think we will be in more normal circumstances which if we had been in last year we probably would have had earnings four times higher than we did.

Talking about the distribution business now. It is still the company’s core business increasingly supported by other business lines of course. There, we continue to observe the cruising speed of all the parameters with a penetration of 42% gasification in Spain, at the beginning– that was in 2003 – with an objective of 54% and we increased 39,611 kilometres of network with a penetration of 47% with 5.1 million connections. We are still seeing retribution looking very stable and for this year we think that it will be 1.52 billion euros which will be a 5.6% increase on last year.

So, we are moving ahead steadily sticking to the parameters we have established for increasing networks connections and earnings. If we look at our international gas distribution business there we have got a positive outlook too, having seen that Latin America continues to grow for us, nearly 90 million euros growth every year, that is 39% this year and as you can see on the left there is a sustained increase quarter by quarter. So. we think this is sustained development and it is along the lines that we had forecast. Then in Italy, we have reached nearly 4,000 kilometres of network and nearly 300,000 connections with organic growth alone. So, the activity of Gas Natural in mature markets is something that we are seeing work very well in Italy.

Now we can look at our financial results and there I want to highlight that our net sales grew 36%, our EBITDA 13.7%, our net income by 16.7% and our investment in tangible and intangible assets 17.8% not including investments. Net debt increased as expected. That has a lot to do with taking on the debt from the acquisitions of Ceg and Ceg Rio in Brazil which were bought in the middle of 2004 and the purchase of Dersa in April 2005.

With all of that, we feel that our assets are well shored up now. Our EBITDA is nearly seven times the amount of net interest and net debt is 2.4 higher than EBITDA with leverage of 38.5% which can be compared against the previous year and that is because of acquisitions and debt that we took onboard because of those acquisitions. So, we are in line with forecast despite the increase in activity and the acquisitions. I should indicate here that although we are pending the filing of the results and their approval by this year’s AGM but the idea of the company is that a dividend of 0.84 which will be up well on the last year and the payout of 50.2%. So it is an 18.3% increase over 2004. So that means that we are sticking to our strategic plans. From 2001 to 2005, we increased the rentability by 26% per year in compound terms and so we think that really this probably is establishing the base for how we will perform in the future as well.

As we analyse the 2005 results we can look first of all at the EBITDA. Here we have the breakdown for the year. Our EBITDA increased 13.7% and I also want to talk about three things here. First of all, a significant increase in the EBITDA in Latin America. As I was saying before there was an increase in distribution by 39%, some nearly 89 million euros. It was a big increase in the contribution to EBITDA from the electricity business in Spain which doubled. And as I said it could have gone up fourfold had we not had those two one-offs impacts which we detected in the middle of the year which I talked about and which were corrected. And then finally, there is another result which isn’t quite so satisfactory which is the wholesale and retail and business. There was an imbalance there between the prices in the Spanish gas market at the beginning of 2005 and the sudden increase in fuel prices in the international markets. That situation meant that this business only contributed €61 million in 2005 but we took measures in the middle of the year to change our customer portfolio with new contracts and we changed the index and included a figure that reflected better the real cost of raw materials and so we can say that this year we can expect these figures to improve on the basis of those measures. Our investments were nearly … 1.2 billion euros and gas distribution was 52% and electricity 38%. According to our forecasts as well we weren’t expecting big changes and we don’t expect any more except those due to the upper midstream changes and the gas plans that we have.

So let’s look at the different activities here albeit very fast. I want to look at the gas distribution business which has gone up 50 million more in EBITDA with compound annual growth of nearly 9% between 2003 and 2005. So we are very satisfied with the way the distribution business is going with about 50 million euros being added to our consolidated accounts every year. So you can see the tariffs sales there and the TPA sales. Tariff sales are going down and will continue to do as issues such as the bi-fuel plants are regulated differently and as the policy of liberalisation is rolled out which the government has been behind for the last half year.

Our distribution business in Latin America - now the increase there was nearly 90 million – that’s a 39% increase and we have seen it in all the countries apart from Argentina. In Brazil, EBITDA grew 79%, in Colombia 42%. So with the re-ordering of energy business we’ve seen that things weren’t as good as we had hoped but in Argentina we are seeing symptoms of recovery. In the fourth quarter sales went up over 10%. We think that probably we will soon get a new tariff regulation which should make the business more feasible there.

In electricity I want to say that sales of energy generated and sold in the wholesale market in Spain was nearly 9,000 GW an hour which is a big increase on the previous year with a coverage of 118% of supply. That figure means that we got a market share of 4% doubling what we had in 2004 when it was 2% and we have now hit 6% market share. At the moment we have about 6% of the capacity to generate electricity in Spain. That’s made it possible to get an EBITDA of 152 million as I said. And in Puerto Rico we saw our business doing very well, increasing as a result of the higher load factor in 2005 – this increase was over 70%. Our up and midstream businesses as you know focus on our gas pipeline where we saw the volume transported go up 26.2% as we increased the contracted capacity with Sonatrach and also in equity gas working in our joint venture with Repsol, we continue with the project that we have working on the Gassi Touil project, above all, which is now being rolled out.

We still have the same commercial policy which has given us 1.47 contracts per customer so far as of December 31st 2005 in line with the strategic plan which called for more than 2 contracts per customer. In 2005 we reached 1.47 contracts per customer with 1.3 million maintenance contracts and 83% retention of residential customers. And that was despite the difficulties in a year like this entailed in renegotiating contracts with enormous price hikes.

I hope you will allow me to try to give you a summary of the main highlights that we expect to see this year 2006. All the trends that we started to establish in 2005 as we overcame the imbalances I was talking about, will be rolled out successfully in 2006 improving our customer portfolio with a recognition of real costs in our pricing, more capacity in the electricity business and restructuring our customer portfolio, getting out of the liberalised market which just wasn’t feasible.

That means we have got a new gas procurement mix, new conditions in the gas supply which will have big effect in 2006 and we will also have new CCGTs coming online in Cartagena. So that should improve pool cost and finally without doubt, distribution will continue to follow the patterns we have seen in recent years. Regulated business is linked to the gasification business and we think that we can be quite optimistic about that and then retail and wholesale business – well there - our policy, as you can imagine, is to pass on higher costs to the customers in our market as we have been doing for the last eighteen months.

And, talking about the gas supply in the entire world, there’s going to be problems of shortages and higher prices but during the year we should be able to adapt our pricing structure and for example we are going to have a new contract with Qatar which will come in force very soon and the price was fixed in 2000. That gives us a lot of flexibility and there’s an impact of 180 million which would be non-recurring –it happened in 2005 but we aren’t expecting that to be repeated in 2006.

In Cartagena we not only have the largest CCGT gas plant in Spain but we also have the highest efficiency rates of 57% with very competitive gas coming from Trinidad and Tobago with 1.6 bcm per year indexed to pool prices we think that following the acquisition of Dersa, we are very comfortable in terms of supply and should be in a very feasible market.

So that’s related to the pool and you know what’s going on there. And there are 110 million euros which was because of losses that is because of Qatar and because of not being able to pass some price hikes in the past, means that this year should be in comparative terms very positive.

Distribution EBITDA has gone up more than 130 million a year and at the moment there might be some doubts about whether this performance is possible to be repeated but we think it should be and also we have to see what happens in Latin America where we expect to have growth of about 32% in the number of connections, until the year 2008.

By way of conclusion, in 2005 despite the two big problems which I was talking about before which we announced in our presentations we have managed to meet our commitments and indeed better our commitments in the strategy plan. Despite the tough market we have got double digit growth in nearly all of our main income streams although there was an impact of nearly 300 million euros of losses in the EBITDA due to the electricity and commercialization business that I talked about before. So we think that the positive tendencies which we began to see in 2005 are now going to be materialised in 2006.

And then there was something else I was going to talk about with you. I wanted to explain our opinion about the new regulatory framework announced by the council of ministers which was published yesterday. We weren’t particularly surprised by this because we formed part of this debate on energy in Spain over the last 18 months and this was the outcome of that debate so we knew more or less what was coming. Everybody knows what it was all about but we have established these things as challenges which we have to take on board and which are very clearly described in the white book and by the Ministry of Industries publications. The first we think is the fact that incumbents enjoy a significant market power. Full prices don’t reflect the cost of generation so there is a large tariff deficit. There’s a lack of transparency and limited progress in liberalisation of this industry and discrimination against new entrants like Gas Natural who are only in the liberalised market.

We think that these concerns are well known throughout the industry and Gas Natural has talked a lot about what was going on. The fact that the liberalised market could only produce losses instead of profits meant that we were in an unsustainable situation and then with this large tariff deficit which grew last year so much. Last year, we thought and we talked to you about this as well, we thought that this situation was just not sustainable so it is inevitable that some kind of new regulations would have to be passed to tackle the problems.

We also told you that to a large degree we agreed with some of the diagnosis in the white book although we do have different opinions regarding how these problems should be resolved. We wanted to have tariffs that reflected real costs, competitive markets with real competition so that the person who does things best makes the most and so we thought that future regulations passed by the government should recognise those kinds of ideas but there were also some problems that needed to be tackled because they had gotten so big making it impossible to operate in the Spanish free electricity market and the enormous difficulties that the sector in general was facing so it was necessary to recognise the kind of losses that this kind of deficit was generating.

So here are the measures that we have to solve this issue. They are temporary measures at the moment but the idea is to start with temporary measures in order to roll out some more stable ones. So we can go into greater details later but in 2005 the incumbent that is to say the vertically integrated generators moving on to the distribution level sold €56 megawatts hour to the pool and those of us who were liberalised had to do it in a price linked to the tariff and therefore we couldn’t reach the figure of €38 that they did because it was impossible to sell at above 38€ Mw/h as you can imagine. On the right of the chart we are talking about losses or about deficit, €3.6 billion Euros that would have been so if we had wanted to cover that in a year instead of putting up electricity tariffs 1.7 they should have gone up nearly 22%. So obviously this made the system unsustainable. For the next year, according to the information we have got there was a deficit of between 5 and 6 billion euros and so you can see the amounts and the consequences here. So we think that although we have to get ramifications of the measures taken so far, at the moment, the incumbent, the vertically-integrated generators selling to the regulated market which accounts for about two-thirds of the whole of selling at 42.35 euros €/Mwh megawatts hour and this is in the temporary framework that I was talking about whilst we will be selling to the liberalised market which is one-third. And then there is something else which we are expecting which happened - discounting the costs of CO2. That is something that the government – we are talking about emission rights here – which have been assigned free of charge by the government. These are the two most important issues I think. And first of all we are in the first area we are not going to see much impact because that has to do with the pool and we are in the liberalised market and the impact of 70 million euros will be seen this year from the second measure which we think given that we are in the liberalised market will be offset by the growth in the pool. So, that’s the impact and that’s the way we understand these measures will affect Gas Natural. As I have said before they are pending further ramifications with the due channels.

The government has also passed some measures to increase the transparency and the liberalisation of the electricity market. They have announced their plan to get rid of tariffs by 2011 in gas that would be 2008 legal and functional separation of distribution and commercialisation – that’s for gas too. The creation of what they call the supplier of last resort. The creation of a supplier switching office to make it easier to switch from one company to another and the creation of an energy system technical management oversight committee. The most important one is the commitment to abandon the tariff system by 2011. In the gas market the measures move along similar lines but the sector was already starting to be deregulated and so what we have to do is just go a bit further than we already have gone with a total disappearance of tariffs for 2008. There is only 17% more liberalisation required anyway. And then we have the creation of the supplier of last resort, the switching office and also a committee to handle the oversight of the energy system and so deregulation for 2008 and that seems very important for us because it means completing what’s already been started. We also saw measures to give the CNE commission more powers to deal with the enforcement of their regulations with respect to regulated assets and assets subject to administrative oversights. So they won’t only be looking at who’s paying but they will also be looking at any possible events which might be undermining the price formation in the market and so there are also various different measures regarding other areas such as nuclear generation, domestic coal generation and such like.

We should also refer to the corporate operations which are currently underway where the CNE must also provide its opinion and authorisation before any bids can be cleared. And now although there is a lot to say I just want to focus on very few issues.

These are the results for 2005 and the outlook for 2006 which we think looks pretty good without talking about any possible corporate operations our strategy in this area you know about because of the bid we launched over Endesa some months back. After all the administrative processes that it had to go through because of the conditions imposed by the administration we consider the bid to be valid still. With respect to the key issues we have the same opinion as we had before and we are convinced that the project we offered to shareholders of Gas Natural and Endesa are of interest to all of them.

In gas supply that’s a key issue over the next few years throughout the western world and there we are going to be the third biggest company in the world in LNG. That would make it possible to cover the gas requirements we have in our markets under very competitive conditions with 26 bcm being supplied. Very much in line with the big European and worldwide operators. That along with our excellent downstream situation means that we are in an exceptional position to negotiate better supply contracts. With the operation we are thinking about we will have a well-balanced competitive portfolio. We will bring down the specific weight of coal increasing it in combined cycle so we will be more in line with the average Spanish supply portfolio. And moreover we will have a qualitative improvement in combined cycle such that the new company will be very well placed to increase generation volumes through combined cycles which is the way to the future.

Talking about customers now. That is a key part of our commercial policy because we will be able to take advantage of all new cost opportunities and our current fuel strategy could be rolled out further. And then in synergy - nothing is changed there apart from the slight adjustment due to the increased divestments that the council of ministers have asked for. We are still sure that these synergies are realistic and that the new project will bring in a lot of advantages. And then the business mix - that is very attractive and well balanced between regulated and non-regulated businesses in Spain and Latin America with an ambitious investment plan which would be 17.5 billion euros between now and 2009. So without a doubt with all the kinds of shifts we are seeing in the market, it would be very advantageous to get this kind of integration. As you know, this is an issue which our company is very interested in. We had a board of directors meeting yesterday and a communiqué was put out so you know that at the moment our company has decided to ratify our interests in the public bid that we launched some months back and we are now awaiting further in-depth of analysis of the changes in the regulations and our new situation with the counter bid presented by EON and very soon when we have carried out our studies we will be able to come to a final decision regarding this bid. So we have talked about that in the board of directors and we always keep the interest of our shareholders and of the shareholders of Endesa close to our hearts. So, thank you. I have finished.

Moderator: Right, we will now give the floor to the questions that you may have. So, let’s start with questions from the audience here and then we will take questions over the telephone lines. First of all, questions in Spanish and then questions in English. And then finally we will accept questions over e-mail. So let’s start.

Please tell us your name before you ask the question. Raimundo Fernandez Cuesta is my name and I am from Credit Suisse.

I have two questions to ask. The first one refers to changes in the regulation. You didn’t seem to be critical of these measures of these new regulations. So what about tariffs? Will they be removed? You are about to purchase the greatest and largest generator in Spain. These measures perhaps have been implemented by surprise some people might consider that they are way too interfering and then the liberalisation of the market will take place in 2011. So what about the removal of tariff segments which will make it possible for you to compete better. This is the only way of making more money in the business going to the pool market, resorting to the pool market, and forgetting about end customers. What do you think about these new measures? Are you critical vis-à-vis these measures or are you waiting for further clarification?

Second question: the takeover bid by EON which has to be authorised by the CNE. I don’t really know whether the board of Gas Natural decided to better Gas Natural’s offer or bid. Apparently you should do it in a closed envelope. When should you do that? Once you know EON is still on the game or perhaps later? And regarding prices if you want to compete, in the past it was mentioned that Endesa’s price at 25 was a result of speculation. However if you want to compete against EON you will have to increase that price you offered and how do you make sense out of all that?

CEO (Mr. Rafael Villaseca). I will start with the last question. Let’s wait and see. The company has not yet made any decisions regarding this counter takeover bid and what kind of hypothesis we will have to take into account. This hasn’t yet taken place so I won’t talk about it. As to what will happen in the future and as to the time line, regardless of the statements made by this company, the formal step would be the following: once EON complies with all regulatory requirements, then that closed envelope will be presented but only at the end of all regulatory steps or processes by EON.

And as to the market. I mean this is a very delicate and difficult problem and the solution of course will require a lot of skill by all stakeholders to fully liberalise the market and to create a competitive and fully developed market. Gas Natural was not surprised by the fact that the situation was not tenable and last year as I said before, for the deficit to be borne, tariffs should have gone up more that 20%. This year people believe that the deficit could, I mean, could go up as far as five or six thousand so tariffs should go up by 35%. I don’t believe this is feasible even if you pay those tariffs by instalments so, in this company we have been thinking for a long time that the situation would have to change sooner or later.

So, we were not surprised by this. But of course we are talking about provisional measures, interim measures. It is very important to implement final measures once and for all. That’s the most important part. That’s the crux of the matter. We have always tried to be realistic and assess the market as it is. So we are waiting to see how these measures are developed in the short term. They are let us not forget interim measures implemented by the government and we want to see what the final framework will be like. It will have to be competitive, fully liberalised, fully reflecting costs and prices. Today this is not the case regardless of what some people believe. I am referring to the white paper for instance but we all agree on a conclusion, the market is not working properly so something needs to be done to redress it and to make it better. But nevertheless these measures were not a surprise for us, for Gas Natural, because we knew that the situation was not sustainable.

As to your second question or first question. Gas Natural in the electricity market holds bilateral contracts as many as the legislation allows. As a generator we sell electricity to the pool because that’s the only thing we can do apart from some bilateral contracts we sell, where we can sell, to the pool, to organised markets and we don’t have a regulated market because it will be impossible. We have always been fighting in the liberalised market. We have operated perfectly well in this market until the situation became untenable. You know that many companies have exited the liberalised market which by the way is not liberalised in spite of all CTCs and efforts being deployed. So it is a very serious problem and we need a final regulation once and for all. The sooner the better, enhancing and promoting competition and transparency. This is what Gas Natural would be in favour of. As to interim measures they were not a surprise for us because we knew something was going to happen.

Alberto Gandolfi from JP Morgan. I have three questions to ask. First of all I would like to refer to these interim measures. In the electricity market what do you think will happen in July or January 2007? What could be your proposal what do you think will happen with Endesa because it could have an impact on 60% of this new company?

Second question: is there any reason that would lead the CNE to restrict the bid by EON or to block it?

One last question: following up on Raimundo’s question. Could you please clarify – I mean what’s the difference between a relevant event or a relevant fact or a takeover bid or a counter bid offer? I mean will you present your counter bid? Could you perhaps outline the different scenarios, provide us with more details about this?

CEO: That’s a bit difficult isn’t it? I mean I am not denying that we will be submitting what we call relevant facts. We do it on a regular basis to communicate with the market, or events. The securities exchange commission last Friday stated that our prospectus was right, it should say what it said, that any other thing should be filed through the auction procedure or the company should resort to the issue of a relevant event. So we will do that or a disclosure in due time. Once the CNE authorises and approves our proposal but the board of directors (I am sorry but the microphone is not working) – so you have two options, a counter bid or a relevant event or disclosure. But obviously the formal procedure you are referring to would be the following. Once the securities and exchange commission approves and authorises EON’s bid, then the closed envelope stage, as it were, will be opened. The auction stage.

So what about an eventual block by the CNE – I don’t really know - I mean of course we have a list of conditions to be reviewed by the energy commission. Gas Natural knows this very well because we were blocked back in 2003 – our takeover bid was rejected by the CNE. So, we all know what this is about.

As to new regulations. Of course I could describe what we would like to have. We are very much in favour of bilateral contracts. Very much in favour of developing these measures and somehow perhaps futures markets and other instruments should be implemented. We can do something that is key to Europe’s development but it does not make any sense to have that much electricity market in the pool. With the exception of Italy, the pool is not as important in the pricing or in the establishment of tariffs because it is precisely bilateral contracts that rule here where that establishes the amount of the transaction. However, pool prices in Spain account for 90% of all transactions. I believe the market should have more transparency. The company believes that the market should be more transparent and also generation switches should be made more homogenous to remove different problems based on the position held by several operators, especially the incumbents.

I am Daniel Lacalle from ABN AMRO and I have some questions to ask. The first refers to the electricity market. What were your fuel costs in 2005? And to follow up that question: do you think that bilateral contracts, if they move to 42 euros per megawatt hour and the pool moves along those lines – would you be comfortable with spreads of 22 – 23 euros per megawatt hour which is what the sector would have. If you take over Endesa would you have those spreads?

Second question: electricity tariffs vs. gas prices. Would you agree on having electricity tariffs OK an increase of 38% of gas tariffs? And as to synergies you have outlined some synergies.

CEO: I don’t understand the other question.

Daniel Lacalle: Gas tariffs have increased by 38%, electricity tariffs 4.5%. Would you be in favour of electricity tariffs increasing that much? And finally, regarding the synergies you have mentioned the new sales recommended by the CNE. Would they perhaps bring about additional synergies or cost savings? The sales that you will have to make according to CNE’s recommendations. And new regulations they are interim but they could be final. If they are final, would you see your returns below a 10% line? Wouldn’t that destroy your value? Do you think that would be sustainable?

CEO: OK. You have asked many questions. I will try to answer them all. Let me start with that famous 38%. Behind that 38% we have different things. The gas market has increased by 38%. However, the cost of commodities has doubled so contrary to what it might seen Gas Natural has been penalised because gas in the world has not increased by 38%. It has doubled its price, that’s the reality. Endesa received 1500 million. However, fuel costs are only 300 million so there is something that is not working.

OK if costs go up by 300 they should be multiplied by 5. This is the reality and not anything else. Regarding those 42 euros per megawatt, I understand this is an interim temporary measure affecting not bilateral contracts but the deficit. Very clearly such a measure will be an interim measure. This is just my opinion and eventually it will be the market through bilateral contracts or futures sales that will establish a reasonable level. The 42 level is just the deterministic market but we all know that the market won’t follow those lines. We have been very conservative in our forecasts before and after because we know that fuel costs will increase and therefore pool prices will go up but not as much as other people believe. So that is why we believe that any kind of tariff framework will of course reflect the reality, new commodities prices, and therefore it will allow for reasonable spreads. However it is very difficult for us to understand how we can increase our returns by 5 times if prices go up 300.

We are firm believers of market competition as to synergies we believe that will be in a position to succeed here because annexes of this investment or sales perhaps if we sell too much.

I mean we have estimated these synergies at 5 million only in distribution but we will still have those 350 million there. So we have 75 in distribution and after these new measures by the council of ministers this figure will go down to 70. Divestments, I am referring to divestments.

However, we have included something else in the next year’s provisions. The new contract for Trinidad and Tobago. It is a new contract, indexed to pool prices, and therefore the mix changes when it comes to considering fuel prices in our portfolio. 1,200 megawatts of course at that price we will change the whole portfolio mix.

Alejandro Vigil from Citigroup. I only have one question to ask.

All these processes, this takeover bid, considering EON’s proposal, is this hindering your strategic business plan? And could you tell us a bit more about your distribution business, the growth in the number of customers in Spain, investments in Spain and some developments in Italy and Mexico. What happened there? Is this new takeover bid slowing you down?

I mean the figures are in line with our strategic plan as you might have seen. In the 3 main business lines of course we have had some unforeseen events that required some counter measures. In Spain we are growing. 325,000 customers of course is a lot of customers. Way above our forecasts and in line with our objectives for 2008. With very high margins and in line with our growth plans. In the area of investments we have taken full advantage of something we did explain before. The composition of the Spanish market. Considering the demographics in Spain. So we are not investing as much as we though we would be investing. so next year we will be investing a bit less. So in 2006 we will be investing more than last year.

In Mexico, and considering the energy policy and prices in Mexico which are indexed to prices in the south of the US, there of course prices have changed. And therefore our investments have been, are slowing down and we are consolidating our investments or focusing our investments on other areas on the most profitable areas – that’s why profitability has increased in Mexico.

And lastly, in Italy, there are two situations to consider. Our objective in the areas of acquisitions will be taking over companies provided they are profitable. This year we haven’t made any bid but we have paved the way to organic growth above a 14% mark. So it is the implementation of our know-how and expertise in Italy which has been very successful in this country. Our objective of course in Italy is 700,000 customers and to comply with that or to reach that objective it will be necessary to purchase a company.

Javier Garrido from Dresdner

I have a question. Perhaps I didn’t understand your presentation very well but you have reverted to the possibility of presenting a relevant event in a closed envelope. I want to make sure if you submit a relevant event by improving your bid, of course your offer will never be lower than it is now but if you issue a relevant event, will it be possible for you to increase your bid later on in the closed envelope?

I didn’t understand your question but I think you are right. That is all we know. You are right. We will make a decision in due time.

I mean of course the regulation aims at of course increasing transparency in the market. So, whatever decision we take, of course, we would make our best to convey to the market. So what sense does it make to announce something before the formal process is opened? Wouldn’t it better to wait until the time comes. Perhaps we will have a final regulation by then. Perhaps we should do nothing now. If everything goes well, by the end of May we should have a final decision regarding the EON bid. But I am sure we won’t know what final the regulatory framework will be like by May so we will have to wait and see.

Javier Garrido: A couple of questions: electricity prices. You told us that prices will increase by 20% I mean 20 – 30% price increases are not to be expected for the electricity market. You don’t think they are reasonable but the government seems to be in agreement with you. Last year pool prices including complementary services and capacity payments and so on and so forth, these prices were reflected by all utilities in Spain in their P&Ls. What do you think, do you think that a similar price level is sustainable? Do you think that the liberalisation of the market would bring about such a price level, or lower prices, because if we reach that price level no matter how liberalised the market is, prices will have to go up by digits and will that be in the tariff or outside the tariff?

Second question: gas prices. You told us that last year many companies, many competitors, left the market, the liberalised market, facing enormous losses. However, the environment of the market has improved a lot. Do you think they will return, those companies?

The losses they would have saved last year perhaps are to be considered as the best case scenario because when the business improves of course profits won’t be as high because of the presence of the competition. Of course, prices will attract more competitors but the problem we had last year didn’t have anything to do with the competition. The price was not established by the competition but by the regulated market. So regardless of the bids we made we were forced to decrease our prices remarkably to be able to sell. Otherwise, customers went to the regulated market because they were free to come and go. This has disappeared, this possibility. Therefore, we will see a price war, a reasonable price war and therefore in such a war – we will be very very comfortable. However, we are not comfortable when our price is set and when that price is unsustainable. That is why we believe that the situation in the past will not take place this year or in coming years. Because we will be operating on market terms and we feel very comfortable there.

As to the situation of the pool, it is really difficult to know exactly what the reasonable pool should be like. First of all, we will have to establish a stable framework not requiring 20 or 35% adjustments every year. That would be untenable. The system of course should be stable and well consolidated. We don’t believe that today’s pool levels based on the costs we are seeing now, we don’t believe those prices can be maintained in the future. We look forward to seeing some kind of price contention. However, today’s tariffs do not reflect the cost at all. As I said during my presentation. That is why I believe that this restructuring should be based on a great dose of realism in setting tariffs. That is why we believe that the final framework will have to be realistic when it comes to setting energy prices as is the case elsewhere in other countries.

Moderator: Any further questions from the floor?

If not we will be receiving questions over the phone in Spanish.

Jose Javier Ruiz from BNP Paribas, please ask your question.

Good afternoon, I have two questions to ask if I may.

The first question. Do you still have a target of obtaining more than 2.5 billion euros in EBITDA by 2008?

Second question. You have mentioned several changes in the regulations of the gas market. What do you think the future will be like? And these measures, I would like to know why they were not implemented last Friday – will they be implemented gradually or what? And these new measures, I am referring to the far future – perhaps we will see a change in the retribution model in gas distribution markets.

No changes in our strategic plan, to answer your first question. It says around 2.5 billion. No the plan has not changed but this figure of course will be higher.

And as to the regulation – I believe that liberalisation of the sector –and I am referring to the gas market– is well defined. We are not expecting new developments because it is well underway. 83% of the gas market is fully liberalised. So the road has been paved. The council of ministers has implemented or has approved the following – by 2008, tariffs will have been removed with the exception of certain domestic consumers or small consumers to be protected. So by the year 2008, the market will be fully liberalised. This objective can be reached because the market, 83% of the market is already liberalised. So, no new developments will be seen. It will be more of the same with a better established plan, with the creation of the last resort – the supplier of the last resort. So we don’t believe dramatic changes will take place.

As to the distribution system and the remuneration model, I am sure adjustments will be introduced by the government and of course the distribution system will have to be revised or reviewed but we don’t expect any dramatic changes there because the country based on penetration rates requires a high level of gasification. Therefore we will have to continue to invest in the net in the grid and in the number of connection points. Therefore the system has proven to be efficient enough so we don’t believe it will change in a dramatic fashion. Let me add that once the regulation is revised of course efficiencies are passed on to the customer as we have seen in other countries.

Jose de la Rosa from UBS, please ask your question.

Good afternoon, my name is Jose de la Rosa. I have two questions to ask.

First question: could you be more specific in your guidance for 2006? Do you have any specific commitment to increasing EBITDA or net profit?

The second question has to do with our government’s plan and divestments. What would be the impact on your EBITDA of the three divestment plans you will have to implement according to government’s instructions?

Could you please repeat your second question? We couldn’t quite hear you.

The second question relates to the divestment plan proposed by the government in the framework of the takeover bid of Endesa. If you are successful in your takeover bid what would be the EBITDA associated to those divestments? Of course you can’t be very specific in everything relating to Endesa but for Gas Natural assets could you give us some indication there? Thank you.

Regarding the first question: we have not made any indications for 2006. That is why we published an outlook but we didn’t quantify any further. So we are on a stand alone situation, as it were. We are waiting to see what happens but nevertheless the main objective is to increase efficiency. As to the EBITDA figure, it will be very very similar to the one we have mentioned. Divestments of course will not have a great impact on our EBITDA figure. 1.2 I believe or 1.1 billion by 2009. That would be a global figure for divestments. I don’t really know whether they cover Gas Natural or Endesa assets. Thank you.

No further questions in Spanish.

Good afternoon. The first question comes from Martin Young, from Lehman Brothers. Mr. Young, please proceed with your question. Thank you.

Good afternoon to all. I just have 4 questions if I may, please.

The first I missed it when you gave the market shares of your gas business in Spain. So I wonder if you could give those again please.

Secondly, could you give us your best indication of how you expect the timetable for your offer for Endesa to evolve, given EON’s involvement in the situation and the new regulations passed last Friday?

Thirdly, I wondered if you were prepared to say anything about my analysis that suggests that you will probably find it very difficult to beat Endesa’s bid, I mean EON’s bid for Endesa, simply in cash terms and any sort of bid that you make by yourself will still have to be a mixture of cash and equity. And then finally, getting back to the regulatory changes of last Friday. When you made the point about the deduction of the CO2 cost from the pool prices, would I be right in assuming that this would only apply to those plants that operate via the pool mechanism? Thank you.

I will answer your second question with respect to the timing. Well, we can’t give exact dates because it really depends a lot on the way EON reacts because the bid’s been approved. We can go ahead. So with the approval of the CNMV.

What kind of timing are we talking about? Well, the CNE might need two months, yeah maybe two months, but parallel to that we would have to see what’s going to happen with the golden share and final decision will have to be reached on that. By that time the CNMV will have reviewed the bid so in about two months probably. We could expect the EON bid to become effective which would mean that we could roll out that whole process in which we would have two parallel bids and that would entail the closed envelope auction.

Now, you had a question about market share. The share in 2005 for gas was 51%. The liberalised market was 49% market share that we had. And then the cash equity issue. Well, two things. As you well know, with the CNMV these are equivalent when you are making a bid. And secondly, no resolution has been passed by our board of directors yet about that so I am unable to tell you anything that hasn’t already been said in our prospectus.

And then, CO2 emission allowances. At the moment our position is that until the 3rd of March we will be applying the discounts in CO2 only to the prices that form part of the tariff de definit. But as of the 3rd of March they will be applied across the board and so we talked about that 30 million that would affect us in Gas Natural as of the 3rd of March once these provisional measures come into force, then all sales in the pool will have the emission allowance deducted from them.

Next question comes from Lee Dunlop from Cazenove.

Mr Dunlop please go ahead. Thank you.

Good afternoon. My question is just in regards to the offer for Endesa. Is Gas Natural – do you have available the option to discuss with other partners, to pursue a bid as part of a consortium or has the CNMV restricted you from doing that, and you can only bid as an individual company?

Well, it seems that the statements from the CNMV make it clear that the bid is the bid that has already been made. So we can’t make any changes. Obviously, the others can put forward bids but this public bid was presented by Gas Natural and that is the bid that will have to be rolled out as our board of directors resolved yesterday.

And being part of an entirely new bid?

Well, I think that if there were any decision to think of making some kind of consortium bid it will be a different bid. The public bid would have to be declared parallel or apart from our bid. So, our board of directors decided to go ahead with the public bid made by Gas Natural, and only Gas Natural, over Endesa.

Javier Suarez from ING.

Good afternoon. I have got three questions.

The first one: I would like to know your opinion about the impact on Gas Natural’s valuation of Endesa with respect to what happened with the government last Friday and their new measures and I wanted your opinion about how long these measures will be in force. You said they were provisional. Do you think that the final measures will be ready for the 1st of January 2007? And then I wanted to hear your opinion about the possibility of establishing some cap on market share here in Spain, which might be below the current Endesa level or Endesa Gas Natural level. Do you think that that would improve free competition in the energy market in Spain?

Well I will start with your final question – establishing caps. That was one of the solutions suggested in the white book. It’s not one of our favourites, I must say. There must be other solutions that can help the free market better. So it is not what we would like, we would prefer other alternatives. And so we are very much in favour of transparency but with other measures. And as for the time being and how long the provisional measures will be in force. Well, we don’t know we can only suppose that since an act has to go through parliament it will require a certain amount of time – months definitely. So, we can imagine it will take some time before we get a new act regulating the sector and then the impact for Endesa. Well, obviously, we are calculating and doing our figures and that’s part of our deliberation. We are looking at many working hypotheses in our studies. The impact on our books is quite simple. The CO2 allowances, you know about that. Tons and costs and then the impact of the deficit. Well, in January we heard that this year there will be a pool of 55. If it is 42 you can work out the differences. It’s easy to get these things quantified. So we are using the same figures and after that we have to drill down a bit further and we do that in a very technical way which probably we don’t want to talk about now.

No more questions. Many thanks in that case. We can now come to the final stage of the Q&A and read questions which came through the e-mail. There are three people who’ve sent in their questions. First of all, Stefano Bezzato from Merrill Lynch with his questions.

Did the government get in contact with you – this is before implementing this new regulation – the new regulatory measures, of course, did they get in contact with you, the government?

Second question: what is the maximum debt or indebtedness that Gas Natural and Endesa could put up with after the divestments?

The first question is very easy to find out the answer to and to answer. The government acts through the council of ministers and no they didn’t consult us.

And the second question: well the limitations established by the CNE are still in force about the maximum market share. And there is one thing I should say: I mean limit – what for – I mean if they put on too many limits we end up going bankrupt and that’s not the idea at all. The objective is that we want to keep up the current rating that we have and everything has to based around that.

Second question from Andrew Moulder from Credit Sight.

Do you think that these new measures taken by the government, the new regulation and its impact on Endesa could force you to withdraw your public bid?

Well, we are studying all of these issues in great detail. We haven’t yet come to any decision about them so I don’t want to anticipate what could happen in the end.

And to conclude Miguel Medina from Deutsche Bank has two questions, well one question actually. What will happen if the CNE blocks EON’s takeover bid? Will you go ahead with your public bid or wait until EON exhausts all legal appeals in Spain or Europe against the CNE’s decision?

Well it would be better to get a lawyer in to say that. Well, I would imagine it would be very similar to Endesa trying to get legal remedies unless a caution is imposed – it’s not going to stop anything going ahead. So something negative for EON would mean – sorry – if there was a negative outcome for EON, I would imagine that our bid would go ahead unless the courts declared otherwise. I mean this is pretty obvious. We have to act according to prevailing legislation. One last question.

From BNP Paribas, . . . . . the question is the following one: are you going to increase or to better your bid to increase the price you are offering for Endesa? If you do that, would you maintain your commitment to keeping your single-A rating or not?

Well, we have already answered this question.

Well, I have no more questions and therefore we can say that this presentation has ended. So, I would like to thank all of you for having been with us either here in the floor or over the webcast or over the telephone line. Many thanks.

End of transcription.

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